UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[Missing Graphic Reference]
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
[Missing Graphic Reference]
ULTRAPETROL (BAHAMAS) LIMITED
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

P94398107
(CUSIP Number)

  Sparrow Capital Investments Ltd.
c/o Southern Cross Group
Attention: Gonzalo Alende Serra
Misiones 1481, Piso 3
Montevideo CP 11,000
Uruguay
Tel: (54 11) 5129-5451

Copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10012
Attention:  Morton E. Grosz
Tel.:  (212) 408 5592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow Capital Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow CI Sub Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Triton Shipping Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Quattro Shipping Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company IV Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.01 per share, of Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the “Issuer”), which has its principal executive office at Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas, P.O. Box SS-19084.  This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 20, 2012 and Amendment No. 1 thereto filed on June 14, 2013 (together, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  Only those items amended are reported herein.

ITEM 2. IDENTITY AND BACKGROUND

Subsection (a) in Item 2 of the Schedule 13D is hereby amended by restating the third paragraph therein to read in its entirety as follows:

Sparrow is the controlling shareholder of Sparrow 2 and holds all of Sparrow 2’s outstanding shares of Class A common stock, the sole voting class of stock of Sparrow 2.  Triton and Quattro own 11.54% and 88.46%, respectively, of Sparrow’s outstanding shares of capital stock.  Fund III is the sole shareholder of Triton.  Fund III GP is the sole general partner of Fund III. Fund III GP of GP is the sole general partner of Fund III GP.  Fund IV is the sole shareholder of Quattro.  Fund IV GP is the sole general partner of Fund IV. Fund IV GP of GP is the sole general partner of Fund IV GP.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Subsection (d) in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(d)           On February 18, 2014, Hazels exercised the Warrant and acquired 100 shares of Sparrow 2’s Class B common stock.  Such shares represent all of the outstanding Class B shares of Sparrow 2 and entitles Hazels to all of the economic interests (but none of the voting interests) in Sparrow 2, including all economic interests with respect to the 16,060,000 shares of Common Stock currently held by Sparrow 2.  Under certain circumstances, including the sale by Sparrow of all of its Common Stock, the Class A common stock of Sparrow 2 will be canceled, and the Class B common stock will come to represent all of the voting interests in Sparrow 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The subsection entitled “Sparrow Shareholders’ Agreement” in Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Sparrow Shareholders’ Agreement

The Sparrow Shareholders’ Agreement sets forth the agreements of the parties thereto regarding, among other things, the governance of Sparrow 2, the transfer of their shares of Sparrow 2, and the potential “earn out” payment to Hazels.  As of the Closing and as of the date of this filing, Sparrow 2 holds 16,060,000 shares of Common Stock.  Sparrow 2 is controlled by Sparrow, which owns all of the outstanding shares of Sparrow 2’s Class A common stock, which represents all of the voting shares of Sparrow 2.  Following the exercise of the Warrant by Hazels on February 18, 2014 as described above, Hazels owns all of the outstanding shares of Sparrow 2’s Class B common stock, which represents all of the economic interests (but none of the voting interests) in Sparrow 2.

The provisions of the Sparrow Shareholders Agreement include the following:

•
Los Avellanos and Hazels have the right to approve certain matters regarding Sparrow 2, including the declaration and payment of dividends, mergers or consolidations, acquisitions of assets, incurrence of liabilities, issuance of securities, and other matters (in each case subject to certain exceptions).

•
Sparrow on the one hand and Los Avellanos and Hazels on the other hand have a right of first offer on the shares of Sparrow 2 and Sparrow common stock held by the other party along with customary “tag-along” rights.  The Shareholders’ Agreement also grants Sparrow certain “drag-along” rights with respect to the shares of Sparrow 2 common stock held by Los Avellanos and Hazels.  These drag-along rights take effect beginning four years after the Closing Date and only if Sparrow fails to achieve certain investment returns.

•
In the event that the investments that Fund III and Fund IV (together “Southern Cross”) make in the Issuer achieve, upon their liquidation, rates of return in connection with their investments in the Issuer that are in excess of certain thresholds, then Sparrow shall pay to Hazels a portion of that excess as an “earn out” payment.  This payment may be in the form of cash, shares of the Issuer or other consideration specified in the Sparrow Shareholders’ Agreement.

•
Under certain circumstances, including the sale by Sparrow of all of its Common Stock, the Class A common stock of Sparrow 2 will be canceled, and the Class B common stock will come to represent all of the voting interests in Sparrow 2.

The subsection entitled “Warrant” in Item 6 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

On February 18, 2014, Hazels exercised the Warrant and acquired 100 shares of Sparrow 2’s Class B common stock, which represents all of the outstanding shares of Sparrow 2’s Class B common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014

SPARROW CAPITAL INVESTMENTS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SPARROW CI SUB LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

TRITON SHIPPING LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

QUATTRO SHIPPING HOLDINGS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P.
By: Southern Cross Capital Partners III, L.P., its general partner
By: SC GP Company III, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS III, L.P.
By: SC GP Company III, its generalpartner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director
SC GP COMPANY III

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P.
By: Southern Cross Capital Partners IV, L.P., its general partner
By: SC GP Company IV, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS IV, L.P.
By: SC GP Company IV Limited, its generalpartner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY IV LIMITED

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director